EXHIBIT 99.6

News release…

Date: 28 April 2005
Ref: PR419g

Rio Tinto to increase iron ore mine capacity

Rio Tinto has committed US$290 million to further expand existing Hamersley Iron (Rio Tinto 100 per cent) mines in the Pilbara region of Western Australia.

The expansion of the Tom Price and Marandoo mines and the construction of new mine capacity at Nammuldi, which is adjacent to the existing Brockman operation, is expected to commence progressive commissioning from early 2006, pending receipt of all necessary government approvals. These projects will add 15 million tonnes per annum to Hamersley Iron’s mine capacity for at least three years.

Sam Walsh, chief executive of Rio Tinto Iron Ore, said, “The projects will further strengthen Hamersley’s production capabilities. The additional capacity will ensure Hamersley is well positioned for the continued growth of the international iron ore market in the coming years.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
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Nigel Jones	Dave Skinner
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Richard Brimelow	Susie Creswell
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